(Translation)

To Whom It May Concern:
                                                                November 7, 2007

                                      Company Name: TOYOTA MOTOR CORPORATION
                                      Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                     (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                      Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number: 0565-28-2121)


                   Notice Concerning Acquisition of Own Shares
      (Acquisition of Own Shares under Article 156 of the Corporation Act)

At a meeting held on November 7, 2007, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to acquire its own shares pursuant to a resolution adopted at the 103rd Ordinary General Shareholders' Meeting. We hereby inform you of the following:


1.   Reasons for acquisition of TMC's own shares

     To improve capital efficiency and implement flexible capital policies in accordance with the business environment.


2.   Details of acquisition

     (1)  Type of shares to be acquired            Shares of common stock of TMC

     (2)  Aggregate number of shares               Up to 15,000,000 shares
          to be acquired

     (3)  Aggregate purchase price of shares       Up to JPY 110,000,000,000

     (4)  Method of acquisition                    Purchase in the market
                                                   through a trust bank

     (5)  Acquisition period                       From November 9, 2007
                                                   to November 29, 2007

[Reference]

Matters resolved at the 103rd Ordinary General Shareholders' Meeting held on June 22, 2007

     o   Type of shares to be acquired             Shares of common stock of TMC

     o   Aggregate number of shares                Up to 30,000,000 shares
         to be acquired

     o   Aggregate purchase price of shares        Up to JPY 250,000,000,000


Shares acquired as of November 7, 2007

     o   Aggregate number of shares acquired       5,000,000 shares

     o   Aggregate purchase price of shares        JPY 36,475,506,000